Filed by TiVo Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TiVo Corporation; Xperi Corporation; XRAY-TWOLF HoldCo Corporation

Commission File No.: 001-37870

The following communications are being filed in connection with the strategic transaction of Tivo Corporation and Xperi Corporation.

TRANSFORMATIVE MERGER CREATING LEADING PLATFORMS IN CONSUMER & ENTERTAINMENT TECHNOLOGY AND IP LICENSING Bringing content together and enabling extraordinary experiencesTRANSFORMATIVE MERGER CREATING LEADING PLATFORMS IN CONSUMER & ENTERTAINMENT TECHNOLOGY AND IP LICENSING Bringing content together and enabling extraordinary experiences

Disclaimers No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s and TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including Xperi’s and TiVo’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (vii) the ability of Xperi or TiVo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of Xperi and/or TiVo; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. 2Disclaimers No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s and TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including Xperi’s and TiVo’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (vii) the ability of Xperi or TiVo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of Xperi and/or TiVo; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. 2

Disclaimers Important Information and Where to Find It In connection with the proposed transaction, Xperi Corporation (“Xperi”) and TiVo Corporation (“TiVo”) will cause the future parent company (“Holdco”) to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Xperi and TiVo and that also will constitute a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). Xperi, TiVo and Holdco may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xperi, TiVo or Holdco may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by Xperi, TiVo or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi or TiVo at the following: Xperi Corporation 3025 Orchard Parkway San Jose, California 95134 Attention: Investor Relations 818-436-1231 IR@Xperi.com TiVo Corporation 2160 Gold Street San Jose, California 95002 Attention: Investor Relations 818-295-6651 IR@tivo.com Participants in the Solicitation Xperi, TiVo or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction. 3Disclaimers Important Information and Where to Find It In connection with the proposed transaction, Xperi Corporation (“Xperi”) and TiVo Corporation (“TiVo”) will cause the future parent company (“Holdco”) to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Xperi and TiVo and that also will constitute a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). Xperi, TiVo and Holdco may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xperi, TiVo or Holdco may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by Xperi, TiVo or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi or TiVo at the following: Xperi Corporation 3025 Orchard Parkway San Jose, California 95134 Attention: Investor Relations 818-436-1231 IR@Xperi.com TiVo Corporation 2160 Gold Street San Jose, California 95002 Attention: Investor Relations 818-295-6651 IR@tivo.com Participants in the Solicitation Xperi, TiVo or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction. 3

Today’s Speakers JON DAVE ROBERT KIRCHNER SHULL ANDERSEN Chief Executive Officer President and Chief Executive Chief Financial Officer Xperi Corporation Officer Xperi Corporation TiVo Corporation 4Today’s Speakers JON DAVE ROBERT KIRCHNER SHULL ANDERSEN Chief Executive Officer President and Chief Executive Chief Financial Officer Xperi Corporation Officer Xperi Corporation TiVo Corporation 4

Compelling Strategic Transaction Creating a Leader in Consumer & Entertainment Technology and IP Licensing Xperi creates innovative technology solutions that enable TiVo brings entertainment together, making it easy to find, extraordinary experiences for people around the world watch, and enjoy $3B >$1B >$250M 1 Enterprise Value TiVo Revenue / Xperi Billings Operating Cash Flow 1 Xperi evaluates the Company’s financial performance in part based on billings due to the close alignment between billings and cash receipts from licensing activity. Xperi believes billings is an important metric to provide to readers of its financial results. 5Compelling Strategic Transaction Creating a Leader in Consumer & Entertainment Technology and IP Licensing Xperi creates innovative technology solutions that enable TiVo brings entertainment together, making it easy to find, extraordinary experiences for people around the world watch, and enjoy $3B >$1B >$250M 1 Enterprise Value TiVo Revenue / Xperi Billings Operating Cash Flow 1 Xperi evaluates the Company’s financial performance in part based on billings due to the close alignment between billings and cash receipts from licensing activity. Xperi believes billings is an important metric to provide to readers of its financial results. 5

Xperi Overview Transforming Home Entertainment through Integrated, Intelligent Immersive Intelligent Audio, Imaging, and Wireless Solutions Semiconductor, 3D Integrated, Intelligent, Packaging and IP and Immersive, Edge-Based Product Interconnect Semiconductor Imaging, and Audio Licensing Technologies & Solutions Solutions for Mobile Solutions for Integrated, Intelligent Devices Electronics Connected Solutions Revolutionizing the In- Integrated On the Edge Cabin Automotive Experience Enabling Extraordinary Experiences Through the Development and Delivery of Innovative Technologies in Sight, Sound, and Beyond 6Xperi Overview Transforming Home Entertainment through Integrated, Intelligent Immersive Intelligent Audio, Imaging, and Wireless Solutions Semiconductor, 3D Integrated, Intelligent, Packaging and IP and Immersive, Edge-Based Product Interconnect Semiconductor Imaging, and Audio Licensing Technologies & Solutions Solutions for Mobile Solutions for Integrated, Intelligent Devices Electronics Connected Solutions Revolutionizing the In- Integrated On the Edge Cabin Automotive Experience Enabling Extraordinary Experiences Through the Development and Delivery of Innovative Technologies in Sight, Sound, and Beyond 6

TiVo Overview Bringing Entertainment Together: Hyper-Personalized: Live, SVOD, AVOD, Digital Content & Ads Enabling Discovery of Content for Any Screen, Anywhere, Anytime Product IP Vital, Enduring Patents for Through End-to-End Cable Operator Licensing Licensing the Global Entertainment Ecosystem & Consumer Products of Today and Tomorrow Deploying Unique Metadata and AI to Deliver Personalized Entertainment Experiences 20+ Years of Bringing Content Creators and Innovation Heritage Consumers Together to Create Highly Engaged and Valuable Relationships Bringing Entertainment Together, Making it Easy to Find, Watch, and Enjoy 7TiVo Overview Bringing Entertainment Together: Hyper-Personalized: Live, SVOD, AVOD, Digital Content & Ads Enabling Discovery of Content for Any Screen, Anywhere, Anytime Product IP Vital, Enduring Patents for Through End-to-End Cable Operator Licensing Licensing the Global Entertainment Ecosystem & Consumer Products of Today and Tomorrow Deploying Unique Metadata and AI to Deliver Personalized Entertainment Experiences 20+ Years of Bringing Content Creators and Innovation Heritage Consumers Together to Create Highly Engaged and Valuable Relationships Bringing Entertainment Together, Making it Easy to Find, Watch, and Enjoy 7

Transaction Summary • All-stock transaction Transaction Structure • Xperi shareholders will own 46.5% and TiVo stockholders will own 53.5% of the new company • Combined company will use the Xperi name • TiVo will operate under Xperi umbrella as sub-brand along with DTS, HD Radio, IMAX Enhanced, and Company Name & Brands Invensas • CEO: Jon Kirchner; CFO: Robert Andersen Governance & • Seven board members total, comprised of three directors from Xperi and TiVo, respectively, and CEO Jon Kirchner Leadership • Chair to be selected by the independent directors • At least $50M of annual gross pre-tax cost synergies expected by year-end 2021 • Savings are incremental to those expected as a result of TiVo’s ongoing cost transformation plan Expected Synergies • Significant incremental annual revenue within five years of closing • $1.1B in committed financing from Bank of America and Royal Bank of Canada • Expected transaction close in second quarter 2020 Closing • Subject to regulatory approval and approval by both Xperi and TiVo stockholders 8Transaction Summary • All-stock transaction Transaction Structure • Xperi shareholders will own 46.5% and TiVo stockholders will own 53.5% of the new company • Combined company will use the Xperi name • TiVo will operate under Xperi umbrella as sub-brand along with DTS, HD Radio, IMAX Enhanced, and Company Name & Brands Invensas • CEO: Jon Kirchner; CFO: Robert Andersen Governance & • Seven board members total, comprised of three directors from Xperi and TiVo, respectively, and CEO Jon Kirchner Leadership • Chair to be selected by the independent directors • At least $50M of annual gross pre-tax cost synergies expected by year-end 2021 • Savings are incremental to those expected as a result of TiVo’s ongoing cost transformation plan Expected Synergies • Significant incremental annual revenue within five years of closing • $1.1B in committed financing from Bank of America and Royal Bank of Canada • Expected transaction close in second quarter 2020 Closing • Subject to regulatory approval and approval by both Xperi and TiVo stockholders 8

The New Xperi: Combining Two Industry-Leading Platforms

Multiple Growth Drivers	▶ Growth fueled by the proliferation of streaming content and evolving consumer video and audio entertainment engagement trends in the home and automobile
Increased Scale	▶ $1.09B in revenue[1], $568M of product licensing and $523M of IP licensing, and more than $250M in operating cash flow
Significant Reach	▶ Combined businesses reach hundreds of millions of consumers across several markets and license technology into billions of devices
Compelling Strategic Synergies	▶ Ability to strategically bundle and deliver highly differentiated solutions to address the ongoing convergence of media and technology in home, auto, and mobile markets
Significant Cost Savings	▶ More than $50M of identified cost savings, expected to be delivered by year-end 2021
Diverse IP Portfolio	▶ 10,000+ patents and applications that apply across consumer electronics, semiconductor, Pay TV, and new media with a proven track record of monetization
Strong Financial Profile	▶ Attractive margin profile, diverse and recurring cash flows, and low cap-ex requirements

XPERI | TiVo

1 Combined trailing twelve months ending September 30, 2019 TiVo revenue and Xperi billings. Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi's cash collection.

9

Broad Customer Footprint LG COGECO COMMUNICATIONS AT&T SONY HBO ROGERS pandora Telstra 10Broad Customer Footprint LG COGECO COMMUNICATIONS AT&T SONY HBO ROGERS pandora Telstra 10

Product Licensing

Powerful Combination

Significant Reach into Home, Auto, and Mobile Markets

XPERI

~100M Annual TVs

~400M Radio Listeners

~200M Annual Smartphones



TIVO

>30M Subscriber Households

>30M Personalized Content Discovery Households

>70M Rich Media Metadata Assets

Relationship, Channel, and Scale Benefits

XPERI | TIVO

11

Delivering an Integrated, Personalized Entertainment Solution

TIVO + **XPERI**

TIVO	XPERI
Quick, seamless access to content and simple, smart user experience	~100M annual TV unit volume
Predictive results tailored to user behaviors	Existing relationships with all top 10 TV brands
Dynamic, descriptive entertainment metadata	Strong relationships with all major ICs, OEMs, and content providers
Targeted audience segments and predictable advertising outcomes	

XPERI | TIVO

Transform home entertainment discovery and presentation through integrated, intelligent user experience, audio, imaging, and wireless solutions

Combined Platform Enhances and Simplifies Customer Experience

XPERI | TIVO

12

Delivering an Entertainment Hub on Wheels

TIVO + XPERI

Dynamic, descriptive video and music metadata

Content discovery technology to power personalized music playlists

Cloud powered, device-agnostic platform with seamless integration across devices

52% HD Radio penetration rate in U.S. autos

Business with all 41 auto brands sold in North America

Partnerships with all major IC, Tier 1, OEMs, and Broadcasters

Connected Radio commercial launch scheduled for 2020

XPERI | TIVO

Revolutionize in-cabin automotive experience through highly personalized, connected entertainment solutions

XPERI | TIVO
13

IP Licensing Two Leading IP Portfolios with 10,000+ Patents and Applications ▪ Foundational IP across multiple large markets ▪ Combines two businesses with strong track records in patent monetization and value creation ▪ Leverage innovative R&D teams to develop new patented technologies and enhance sourcing capabilities ▪ Strong recurring cash flow with long-term agreements from combined business Pay-TV TV Mobile OTT Social Semiconductor Memory RF NAND Limited Licensee Overlap – Increased Diversification, Scale, and Reduced Volatility 14IP Licensing Two Leading IP Portfolios with 10,000+ Patents and Applications ▪ Foundational IP across multiple large markets ▪ Combines two businesses with strong track records in patent monetization and value creation ▪ Leverage innovative R&D teams to develop new patented technologies and enhance sourcing capabilities ▪ Strong recurring cash flow with long-term agreements from combined business Pay-TV TV Mobile OTT Social Semiconductor Memory RF NAND Limited Licensee Overlap – Increased Diversification, Scale, and Reduced Volatility 14

Revenue Synergies and Cost Savings • Differentiated and complementary products increase cross-selling Significant opportunities 5-Year Annual Revenue • Expanded monetization opportunities through home and automotive Run-Rate Revenue Potential • Expanded buyer universe through mobile • Annualized savings expected to be delivered by fiscal year-end 2021 ~$50M • Majority of savings to be delivered within 12 months of close Annualized Costs Savings • Incremental to savings from TiVo’s ongoing business transformation plan 15Revenue Synergies and Cost Savings • Differentiated and complementary products increase cross-selling Significant opportunities 5-Year Annual Revenue • Expanded monetization opportunities through home and automotive Run-Rate Revenue Potential • Expanded buyer universe through mobile • Annualized savings expected to be delivered by fiscal year-end 2021 ~$50M • Majority of savings to be delivered within 12 months of close Annualized Costs Savings • Incremental to savings from TiVo’s ongoing business transformation plan 15

Attractive Financial Profile 12 Months Ended 9/30/19 Product Signficant Scale and 1 $212M $356M $568M Billings/Revenue Synergies IP 1 $217M $305M $522M Diverse IP Portfolio Billings/Revenue Expect Meaningful Operating Cash Flow $171M $87M $258M Accretion Low CapEx CapEx $9M $23M $32M Businesses Patents and 5,486 5,386 10,872 Foundational IP Applications 1 Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi’s cash collection. 16Attractive Financial Profile 12 Months Ended 9/30/19 Product Signficant Scale and 1 $212M $356M $568M Billings/Revenue Synergies IP 1 $217M $305M $522M Diverse IP Portfolio Billings/Revenue Expect Meaningful Operating Cash Flow $171M $87M $258M Accretion Low CapEx CapEx $9M $23M $32M Businesses Patents and 5,486 5,386 10,872 Foundational IP Applications 1 Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi’s cash collection. 16

Meaningful Benefits for Stakeholders ► All-stock transaction allows shareholders from both companies to participate in long-term growth of stronger combined company Shareholders ► Improved financial and credit profile with diversified cash flows ► Enhanced scale will be key driver to execute strategy and create significant value for shareholders ► Stronger product offerings and focus on new innovative solutions for customers ► More robust technical and R&D capabilities to meet evolving customer needs Customers ► Integrated operational efficiencies drive faster go-to-market ► Broad-ranging opportunities to share in long-term growth of larger, better capitalized, consumer entertainment technology and IP leader Employees ► Greater depth and breadth of technical and business talent provides a stronger platform for innovation and growth 17Meaningful Benefits for Stakeholders ► All-stock transaction allows shareholders from both companies to participate in long-term growth of stronger combined company Shareholders ► Improved financial and credit profile with diversified cash flows ► Enhanced scale will be key driver to execute strategy and create significant value for shareholders ► Stronger product offerings and focus on new innovative solutions for customers ► More robust technical and R&D capabilities to meet evolving customer needs Customers ► Integrated operational efficiencies drive faster go-to-market ► Broad-ranging opportunities to share in long-term growth of larger, better capitalized, consumer entertainment technology and IP leader Employees ► Greater depth and breadth of technical and business talent provides a stronger platform for innovation and growth 17

The New Xperi: Combining Two Industry-Leading Platforms

Multiple Growth Drivers	► Growth fueled by the proliferation of streaming content and evolving consumer video and audio entertainment engagement trends in the home and automobile
Increased Scale	► $1.09B in revenue[1], $568M of product licensing and $523M of IP licensing, and more than $250M in operating cash flow
Significant Reach	► Combined businesses reach hundreds of millions of consumers across several markets and license technology into billions of devices
Compelling Strategic Synergies	► Ability to strategically bundle and deliver highly differentiated solutions to address the ongoing convergence of media and technology in home, auto, and mobile markets
Significant Cost Savings	► More than $50M of identified cost savings, expected to be delivered by year-end 2021
Diverse IP Portfolio	► 10,000+ patents and applications that apply across consumer electronics, semiconductor, Pay TV, and new media with a proven track record of monetization
Strong Financial Profile	► Attractive margin profile, diverse and recurring cash flows, and low cap-ex requirements

XPERI | TiVO

1 Combined trailing twelve months ending September 30, 2019 TiVo revenue and Xperi billings. Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi's cash collection.

18

Q & A 19Q & A 19

Important Information and Where to Find It

In connection with the proposed transaction, TiVo and Xperi will cause Holdco to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of TiVo and Xperi and that also will constitute a prospectus of Holdco (the “Joint Proxy Statement/Prospectus”). TiVo, Xperi and Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document that TiVo, Xperi or Holdco may file with the SEC. INVESTORS, TIVO STOCKHOLDERS AND XPERI STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, TiVo stockholders and Xperi stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by TiVo, Xperi or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of TiVo or Xperi at the following:

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

1-818-295-6651

IR@tivo.com

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

1-818-436-1231

IR@xray.com

Participants in the Solicitation

TiVo, Xperi or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. TiVo stockholders and Xperi stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection

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with the proposed transaction, including the interests of Tivo and Xperi directors and executive officers in the transaction, which may be different than those of TiVo and Xperi stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by TiVo and Xperi, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of TiVo and Xperi; (iii) TiVo’s ability to implement its business strategy; (iv) pricing trends, including TiVo’s and Xperi’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against TiVo, Xperi or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm TiVo’s or Xperi’s business, including current plans and operations; (vii) the ability of TiVo or Xperi to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting TiVo’s and Xperi’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which TiVo and Xperi operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect TiVo’s and/or Xperi’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact TiVo’s or Xperi’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as TiVo’s and Xperi’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of TiVo and/or Xperi; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy

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Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on TiVo’s or Xperi’s consolidated financial condition, results of operations, or liquidity. Neither TiVo nor Xperi assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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